FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2003

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date February 24, 2003

"Barbara O'Neill"

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG INVESTMENTS INC.

(formerly Golden Rule Resources Ltd.)

FINANCIAL STATEMENTS

September 30, 2002

Auditors' Report

To the Shareholders of CDG Investments Inc.

We have audited the consolidated balance sheets of CDG Investments Inc. as at September 30, 2002 and 2001 and the statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Grant Thornton LLP"

Grant Thornton LLP

Chartered Accountants

Calgary, Alberta

December 16, 2002

CDG Investments Inc. (formerly Golden Rule Resources Ltd.)

CONSOLIDATED BALANCE SHEETS

September 30	2002	2001
ASSETS
CURRENT
Cash and cash equivalents	$24,334	$324,459
Accounts receivable	27,393	37,154
Prepaids and deposits	80,291	109,232
	132,018	470,845

INVESTMENTS Note 3	2,751,909	2,298,588
RECLAMATION DEPOSIT Note 4	374,000	374,000
MINERAL PROPERTIES Note 5	968,063	2,016,355
CAPITAL ASSETS Note 6	18,602	22,133
	$4,244,592	$5,181,921

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$391,784	$338,550
WADDY LAKE LIABILITY Note 10	1,154,133	1,154,133
RECLAMATION LIABILITY Note 4	330,000	330,000
	1,875,917	1,822,683

SHAREHOLDERS' EQUITY
CAPITAL STOCK Note 7 Authorized Unlimited number of shares without nominal or par value
Issued 28,154,081 common shares (2001 - 28,154,081)	42,644,074	42,644,074
CONTRIBUTED SURPLUS	172,594	172,594
DEFICIT	(40,447,993)	(39,457,430)
	2,368,675	3,359,238
	$4,244,592	$5,181,921

Contingent Liability Note 10

Approved on behalf of the Board

"James Devonshire"

"Robert Ingram"

James Devonshire, Director

Robert Ingram, Director

See accompanying notes to financial statements.

CDG Investments Inc. (formerly Golden Rule Resources Ltd.)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

Years Ended September 30	2002	2001
REVENUE
Interest	$6,896	$44,153
Recovery of indirect costs and other	16,772	17,306
	23,668	61,459

EXPENSES
General and administrative	403,337	451,221
Amortization and depreciation	5,071	10,521
	408,408	461,742

LOSS FROM OPERATIONS	(384,740)	(400,283)

OTHER
Equity in loss of investees	(82,121)	(681,847)
Write-down of investments	(506,631)	-
Abandonmnets and write-down of mineral properties	(1,000)	(5,307,153)
Gain on disposal of assets	1,279	407,620
	(588,473)	(5,581,380)

LOSS BEFORE INCOME TAXES	(973,213)	(5,981,663)
Current income taxes	(17,350)	(34,063)
NET LOSS	(990,563)	(6,015,726)

DEFICIT, beginning of year	(39,457,430)	(38,393,704)
Adjustment for adoption of accounting policy Note 9	-	4,952,000
DEFICIT, end of year	$(40,447,993)	$(39,457,430)

LOSS PER SHARE, basic and diluted	$(0.04)	$(0.21)

Weighted average number of shares outstanding,
basic and diluted	28,154,081	28,154,081

See accompanying notes to financial statements.

CDG Investments Inc. (formerly Golden Rule Resources Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOW

Years Ended September 30	2002	2001
Increase (decrease) in cash and cash equivalents:
OPERATING ACTIVITIES
Interest and other income received	$23,668	$61,459
Cash operating expenses	(292,620)	(409,434)
Receipt of unexpended advance	-	241,500
	(268,952)	(106,475)

INVESTING ACTIVITIES
Mineral property additions	(39,000)	(42,537)
Partial receipt of reclamation deposit	-	130,000
Purchase of assets	(31,540)	(598,850)
Proceeds on disposal of assets	39,367	635,295
	(31,173)	123,908

Increase (decrease) in cash and cash equivalents	(300,125)	17,433

CASH AND CASH EQUIVALENTS:

Beginning of year	324,459	307,026

End of year	$24,334	$324,459

Supplemental Information:

1.

The Company did not expend cash on interest or income taxes during the year ended September 30, 2002.  During the year ended September 30, 2001, the company expended $34,063 on income taxes and $nil on interest.

2.

The Company sold mineral properties during the year in exchange for non-cash consideration valued at $1,048,292. (see note 5)

See accompanying notes to financial statements.

CDG Investments Inc. (formerly Golden Rule Resources Ltd.)

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001

1.

Nature and Continuance of Operations and Name Change

On April 29, 2002 the Company changed it name from Golden Rule Resources Ltd. to CDG Investments Inc.

The Company has been engaged in the business of mineral exploration and development. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received significant revenue from mining operations and hence is considered to be in the development stage.

Concurrent with the sale of the Company's Saskatchewan property portfolio, more completely described in note 5 to the financial statements, the Company shifted its focus to that of an Investment Company, concentrating on the mineral exploration sector.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 5. Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete their development, and upon future profitable operations; or alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

Continued operations of the Company are dependent on the Company's ability to complete equity or debt financings or realize substantial proceeds on the sale of investments in the future. These financial statements have been prepared under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Accordingly they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts that differ from those reflected in these financial statements.

The company has addressed its immediate working capital needs with the $287,500 debenture offering described in Note 13, Subsequent Event. The Company is also attempting to negotiate to reduce certain lease liabilities pertaining to the Saskatchewan mineral properties that were sold. However, there are no assurances that these can be reduced.

2.

Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, and the 100% owned subsidiaries, GR Capital Corporation and Waddy Lake Resources Inc.

Acquisition of interests in subsidiary corporations are accounted for by the purchase method. The excess or deficiency of consideration paid for shares of the subsidiary corporations over the book value of their assets, at the date of acquisition, is allocated to mineral properties and is subject to the accounting policy stated in Note 2.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as mineral properties (see note 1), and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CDG Investments Inc. (formerly Golden Rule Resources Ltd.)

Notes to the Consolidated Financial Statements

2.

Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents includes bank deposits, term deposits and treasury bills with maturities equal to or less than 90 days.

Mineral Properties

Costs capitalized

All costs relating to the exploration and development of mineral properties are capitalized on an area of interest basis. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds from any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. When an area of interest is abandoned, or management determines that there is a permanent and significant decline in value, the related accumulated costs are charged to operations.

When an area of interest is determined to be economically viable and pre-production activities have commenced, costs associated with that area of interest are transferred to production properties and all development costs, related financing costs, and initial start-up operations are capitalized until a commercial production level is reached.

Capital Assets

Capital Assets are recorded at cost. Depreciation is provided on a declining balance basis at annual rates of 20% - 30%.

Flow-Through Common Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

Joint Interests

Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

Investments

Investments in corporations in which the Company is able to exercise significant influence are accounted for by the equity method. Portfolio investments are carried at cost, less provision for declines in value that are considered to be other than temporary.

Foreign Currency

Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign currency denominated non-monetary assets and liabilities are translated to Canadian dollars at the exchange rate in effect on the transaction date. Revenue and expense items are translated at average exchange rates for the period.

Financial Instruments

The fair market value of cash and term deposits, accounts receivable and accounts payable and accrued liabilities approximate their carrying value as a result of the short-term nature of the instruments or the variable interest rate associated with the instrument.

Reclamation costs

The Company's activities have primarily been focused on exploration directed toward the discovery of mineral resources. When it is determined that future reclamation costs, including site restoration costs, are likely, and the amounts can be reasonably estimated, the costs thereof are accrued.

CDG Investments Inc. (formerly Golden Rule Resources Ltd.)

Notes to the Consolidated Financial Statements

2.

Summary of Significant Accounting Policies (continued)

Earnings (Loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. For the years presented this calculation proved to be anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations.

Income Taxes

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock Option

Compensation expense is not recognized when stock options are granted. Consideration paid on the exercise of stock options is credited to capital stock.

3.

Investments

	2002 Carrying Value	2001 Carrying Value

Portfolio investments (market value $2,696,000; 2001 - $446,000)	$1,199,292	$663,850
Equity-accounted investments	1,552,617	1,634,738
	$2,751,909	$2,298,588

Included in portfolio investments above, is the Company's $1,048,292 investment in Golden Band Resources Inc., (Golden Band), (see Note 5).  The shares in Golden Band are subject to an escrow agreement, pursuant to which the company has agreed not to sell greater than 10% of the 11,569,202 shares in any calendar quarter until March 7, 2004.  In addition, Golden Band and the Company have entered into an anti-dilution agreement for the purpose of granting the Company the right to maintain its proportionate interest in Golden Band.

4.

Reclamation Deposit

The Company has established an irrevocable letter of credit with the Province of Saskatchewan for $374,000, (2001 - $374,000), as security for the reclamation of the Komis Mine and Jolu Mill. The letter of credit is supported by a term deposit. The Company substantially completed the Komis mine reclamation in fiscal 2000 and consequently the Province of Saskatchewan released a portion of the letter of credit in 2001.

Estimated reclamation costs of $330,000 pertaining to the Jolu Mill have been accrued. Once reclamation has been completed to the satisfaction of the Government of Saskatchewan, the $374,000 letter of credit will be released and the $374,000 term deposit will be available to the Company as unrestricted cash.

CDG Investments Inc. (formerly Golden Rule Resources Ltd.)

Notes to the Consolidated Financial Statements

5.

Mineral Properties

	2002	2001
Mineral Claims
Balance, beginning of year	$238,340	$641,353
Dispositions	(98,914)	-
Costs incurred	-	18,691
Abandonments and write-downs	-	(421,704)
Balance, end of year	$139,426	$238,340

Exploration and Development Expenditures
Balance, beginning of year	$1,778,015	$6,089,617
Dispositions	(949,378)	-
Costs incurred	-	23,846
Abandonments and write-downs	-	(4,335,448)
Balance, end of year	$828,637	$1,778,015
Total	$968,063	$2,016,355

During the year ended September 30, 2002, the Company entered into an agreement to sell its mineral holdings within the La Ronge Gold Belt, Saskatchewan, to Golden Band Resources Inc., (Golden Band), a publicly-listed company. The proceeds of the sale are comprised of 11,569,202 shares of Golden Band and share purchase warrants to acquire a further 2,892,202 common shares of Golden Band at a price of $0.15 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year. The value assigned to the proceeds is $1,048,292, based on the average trading price of the Golden Band shares during a reasonable period before and after the announcement of the transaction. The mineral properties that were the subject of this agreement were carried on the Company's books at September 30, 2001 at $1,048,292, as they were written-down at that time to approximately the value of the transaction that was not yet finalized at that date.

The sale agreement closed subsequent to September 30, 2002 when final regulatory approval was received. The transaction has been recorded at the Company's 2002 year-end resulting in the elimination of the Saskatchewan properties and the recording of the investment in Golden Band (see note 3).

6.

Capital Assets

	2002	2001

Cost	$475,551	$474,012
Accumulated depreciation	(456,949)	(451,879)
Net book value	$18,602	$22,133

7.    Capital Stock

Options and Warrants
i) Stock Options
	Number of Shares
Expiry Date	2002	2001	Price
December 5, 2001	-	30,000	$3.33
January 16, 2002	-	25,000	$0.25
January 26, 2002	-	600,000	$11.17
February 19, 2002	-	50,000	$8.91
March 5, 2003	200,000	200,000	$0.86
March 5, 2003	135,800	135,800	$0.25
November 9, 2004	575,000	625,000	$0.25
June 4, 2007	1,675,000	-	$0.11
	2,585,800	1,665,800

CDG Investments Inc. (formerly Golden Rule Resources Ltd.)

Notes to the Consolidated Financial Statements

7.       Capital Stock

Option and Warrants (continued)
ii) Stock Option Transactions
	Number of Options	Weighted Average Exercise Price
As at September 30, 2000	1,780,800	$4.39
Cancelled/Expired	(115,000)	$1.81
As at September 30, 2001	1,665,800	$4.57
Cancelled/Expired	(755,000)	$9.62
Granted	1,675,000	$0.11
As at September 30, 2002	2,585,800	$0.21

iii) Warrants

At September 30, 2002 and September 30, 2001, 3,000,000 share purchase warrants were outstanding exercisable at a price of $0.65 per share to March 14, 2006.

8.

Related Party Transactions and Commitment

The Company's affiliates and corporations in which certain of the Company's officers or directors are shareholders have provided services, at usual professional rates, as outlined below:

	2002	2001

Geological and exploration	$-	$29,000
Rent and direct administrative	63,000	60,000
	$63,000	$89,000

The Company charged companies, related by virtue of certain officers and directors, $88,000 (2001 - $82,000) during the year for their portion of shared administrative costs.

Pursuant to a sublease agreement, with a company related by virtue of certain common officers and directors, the Company is committed to pay its share of lease operating costs and base lease expenses. The committed base lease costs for the ensuing five fiscal years are as follows:

2003	$12,150
2004	12,150
2005	12,150
2006	11,140
2007	-

9.

Income Taxes

a)  On October 1, 2000, the Company retroactively adopted, without restatement of prior financial statements, the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants. The liability method of calculating income taxes is based upon the difference between the financial and tax bases of assets and liabilities. Previously the Company used the deferral method, which was based upon the differences between the timing of reporting income and expenses for financial and income tax purposes.

CDG Investments Inc. (formerly Golden Rule Resources Ltd.)

Notes to the Consolidated Financial Statements

9.

Income Taxes (continued)

The effect of this change in accounting policy in the 2001 fiscal year was to decrease the deficit by $4,952,000 and decrease share capital by $4,952,000. The adjustments were the result of the tax treatment of flow-through share issues.

The following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2002	2001

Computed expected tax recovery at a combined Provincial
and Federal rate of 39.8% (2001 - 44.6%)	$(387,000)	$(2,668,000)
Effect on income taxes resulting from:
Non-recognition of losses and future tax benefits for
financial statement purposes	387,000	2,668,000

Future income tax recovery	-	-
Current income tax expenses relating to a prior
year's reassessment	17,350	34,063

Total income tax expense	$17,350	$34,063

As at September 30, 2002, the significant components of the Company's future income tax asset were as follows:

(at 39.8%)

Losses carried forward	$2,137,000
Tax values in excess of book values:
Mineral properties and capital assets	8,631,000
Investments	872,000
Reclamation cost accruals	131,000

Future income tax assets before
valuation allowance	11,771,000
Valuation allowance	(11,771,000)

Future income tax asset	$-

b)  The Company and its subsidiary, Waddy Lake Resources Inc., have accumulated non-capital losses for income tax purposes of approximately $5,370,000. Unless sufficient taxable income is earned in future years these losses will expire as follows:

Canada

2003	$2,065,000
2004	1,793,000
2005	13,000
2006	526,000
2007	828,000
2008	81,000
2009	64,000

$5,370,000

CDG Investments Inc. (formerly Golden Rule Resources Ltd.)

Notes to the Consolidated Financial Statements

9.

Income Taxes (continued)

c) The Company and its subsidiaries have available the following amounts which may be deducted, at the annual rates indicated below, in determining taxable income of future years.

	Amount	Rate
Canadian exploration expense	$17,738,000	100%
Canadian development expense	1,234,000	30%
Foreign exploration and development expense	1,938,000	10%
Undepreciated capital cost	1,763,000	20-100%
Share issue costs	15,000	20%
	$22,688,000

10.

Contingent Liability

A Statement of Claim has been filed against the Company, its 100% owned subsidiary, Waddy Lake Resources Inc., ("Waddy Lake"), and certain current and past directors and officers of the two companies seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid. The disputed $1,154,133 owing has been recorded as a non-current Waddy Lake liability in the consolidated financial statements of the Company both at September 30, 2002 and September 30, 2001. Waddy has no assets to settle this liability and management believes that CDG assets cannot be accessed to settle any part of the liability, hence the exclusion of the liability from current assets. The Company has a secured debenture in the amount of $4,000,000 plus accrued interest thereon of $2,950,000 due from Waddy Lake that would take priority over any unsecured claims. No estimates have been made for accrued interest or damages as the amount, if any, that may eventually be payable cannot be determined at this time. The Company believes that this legal action is without merit and intends to defend it vigorously.

11.

Segmented Information

a)

Identifiable assets by significant geographic segment are as follows:

	2002	2001

Canada	$3,276,546	$4,213,875
Mexico	968,046	968,046
	$4,244,592	$5,181,921

b)   Segmented loss before income taxes by significant geographic segment is as follows:

2002 - The loss before income taxes for the year ended September 30, 2002 was wholly attributable to Canadian operations.

2001 - With the exception of the write-down of Mexican mineral properties of $28,746; the loss before income taxes for the year ended Septemer 30, 2001 was attributable to Canadian operations.

Revenue is wholly attributable to Canadian operations in both 2002 and 2001.

12.

Comparative Figures

Certain 2001 figures have been reclassified to conform with the financial statement presentation adopted in the current year.

CDG Investments Inc. (formerly Golden Rule Resources Ltd.)

Notes to the Consolidated Financial Statements

13.

Subsequent Event

On December 16, 2002, the Company closed a $287,500 convertible debenture financing. The convertible debentures mature December 17, 2005 at which time the principal plus accrued and unpaid interest becomes payable. Interest accrues from December 16, 2002 at 6% per annum, payable semi-annually on March 31 and September 30.

The debentures are convertible in whole or in part, at the option of the holder, into units, comprised of one common share and one share purchase warrant, at $0.10 per unit to December 17, 2004 and $0.11 per unit from December 17, 2004 to December 17, 2005. Each warrant, which expires two years after conversion of the debenture, may be exercised to purchase one common share at $0.10 per share in the first year ended December 17, 2003, $0.11 per share during the second year, $0.12 per share during the third year, $0.13 per share during the fourth year and $0.14 per share during the year ended December 17, 2007.

The debenture is redeemable, in whole or in part after December 17, 2003, at the option of the Company upon prescribed notice and payment of principal and interest owing on the redemption date, provided that the following conditions exist:

a)

the Company's common shares are listed for trading on a recognized stock exchange,

b)

the weighted average price of the shares, for 30 consecutive trading days ended not more than five trading days preceding the notice of redemption date, was at least 125% of the conversion price in effect, and

c)

the total volume of shares traded on all stock exchanges is not less than 250,000 during the aforementioned 30 trading days.

The debentures are secured by a first floating charge over substantially all of the Company's assets, both current and future, with the exception of the Jolu Mill and any other Saskatchewan property or assets.

CDG Investments Inc. (formerly Golden Rule Resources Ltd.)

Management's Discussion & Analysis of

Financial Conditions & Results of Operations

September 30, 2002

The following analysis of the Company's results of operations and financial position should be read in conjunction with the financial statements and related notes that follow.

Corporate Operations

The Company had been in the business of exploring and developing mineral properties in Canada and abroad. With the sale of the Company's Saskatchewan property portfolio to Golden Band Resources Inc., (Golden Band), effective November 7, 2002, the Company has become largely a holding company for investments in mineral exploration companies. These investments consist of a 38% interest in Golden Band, which has a portfolio of advanced gold exploration properties in Saskatchewan, a 29% interest in Northern Abitibi Mining Corp., (Northern Abitibi), a company with exploration activity in Labrador, Quebec and the Coronation Gulf district of Nunavut, and a 33% interest in Manson Creek Resources Ltd., (Manson Creek), a company active in exploring a portfolio of Yukon mineral properties.

The Company has maintained a 35% interest in the Bauherachi property in Mexico, (42% of 83%) in conjunction with a joint venture with Tyler Resources Inc., (Tyler). The base and precious metals of interest on the property are copper, gold, zinc and silver. Tyler and the Company are looking for a third party to option the property. Management feels that it has tremendous potential but a suitable exploration program is out of reach financially until market conditions improve and financing becomes more accessible.

Results of Operations

The following summarizes selected financial data:

	2002	2001
Revenue	$23,668	$61,459
Expenses	(408,408)	(461,742)
Equity in loss of investees	(82,121)	(681,847)
Write-down of investments	(506,631)	-
Abandonment and write-down of mineral properties	(1,000)	(5,307,153)
Gail on disposal of assets	1,279	407,620
Current income taxes	(17,350)	(34,063)
	$(990,563)	$(6,015,726)

Net Loss

The decline in revenue pertains to a decline in interest income reflective of decreased cash balances.

The more significant contributors to the $54,000 decrease in expenses are as follows:

1)

write-off of over-accrual relating to prior year's Ghana operating expenses-decrease $69,000

2)

no US lawsuit costs in 2002 versus $32,000 in 2001, the year of settlement-decrease $32,000

3)

office lease costs declined due to move to new premises and more favourable sharing arrangement-decrease $11,000

4)

legal fees re Procon lawsuit (see note 10) and lawsuit re ownership dispute for mineral property, (contingent asset - unknown amount and probability of recovery; the property was written-off in a prior year) - increase $56,000

5)

reporting to shareholder/transfer agent fees have increased due to the US lawsuit settlement creating an additional 1,500,000 shares and 3,000,000 share purchase warrants; a large number of individually identified shareholders result in increased administrative costs, including transfer agent fees, mailing and printing costs - increase $15,000

The equity in losses of investees is comprised of the Company's share of Manson Creek's and Northern Abitibi's net losses for the year ended September 30, 2002. The large decrease in the loss is primarily due to the absence of significant mineral property write-downs in the investees' fiscal 2002 financial statements, while the Company's share of the investees' mineral property write-downs in fiscal 2001 was $637,000.

1

CDG Investments Inc. (formerly Golden Rule Resources Ltd.)

Management's Discussion & Analysis of

Financial Conditions and Results of Operations

Portfolio investments in TSX-listed companies were written-down $506,631 in fiscal 2002 due to the downward trend of the share prices that appeared to be other than temporary. The write-down was comprised of $423,000 relating to the investment in Aloak Corp. and $83,631 relating to the investment in Tyler. The investments in Aloak and Tyler are carried at $0.02 and $0.05 per share respectively at September 30, 2002.

The large abandonment and write-down of mineral properties in the 2001 fiscal period related primarily to the write-down of the Jolu Mill and the Saskatchewan property portfolio that was vended to Golden Band subsequent to year-end. Fiscal 2002 write-downs related to lease costs on a property that was written-off previously.

The significant gain on disposal of assets in fiscal 2001 related to the sale of Hixon Gold Resources Inc. shares and Tyler Resources Inc. shares. The Company sold virtually all of its Hixon shares when the company was the subject of a reverse takeover. Sales of this magnitude would be considered non-recurring.

Current income taxes in both fiscal periods relate to a reassessment of a wholly owned subsidiary's 1997 corporate tax return.

Liquidity and Capital Resources

	2002	2001
Cash and cash equivalents	$24,334	$324,459
Working capital (deficiency)	(259,764)	(132,295)

General and administrative costs in excess of cash revenues comprised the primary use of cash in fiscal 2002. The cash expenditures relating to exploration properties in fiscal 2002 pertained to the Company's one-half share of costs to terminate a property acquisition agreement for the Don David property in Mexico. The Company sold Tyler shares in the open market during the 2002 fiscal year and reacquired Tyler shares through a private placement, for net proceeds of $8,000. The company has retained an approximate 2% interest in the company.

In response to the Company's working capital deficiency and in anticipation of future operating costs, a $287,500 convertible debenture financing was completed subsequent to year-end. The Company is attempting to negotiate the sale of the Jolu Mill and the reduction of certain mineral property lease liabilities, thus reducing the working capital deficiency. However, there are no assurances that the Company will be successful. While the Company could sell some of its liquid investments to generate cash, management would prefer to pursue other financing options in order to meet ongoing operating cash flow requirements for fiscal 2003.

Risks and Uncertainties

The Company and companies in which the Company has a significant investment, are subject to risks in the mineral exploration business relating to environmental liabilities, possible mineral title disputes, political uncertainty in foreign countries and the effect of changing commodity prices on exploration property and share values.

Outlook

The investment in Golden Band represents the most significant corporate asset and its value will be dependent on the price of gold and Golden Band's future success. The closing of the $287,500 debenture issue on December 16, 2002, provides the Company with sufficient funding for fiscal 2003 operations provided that the Jolu Mill can be sold and lease and property tax liabilities can be reduced or postponed. In the event that this is not the case, further financing will be required to fund fiscal 2003 operations.

Forward-Looking Statements

Certain of the statements contained in this annual report are forward-looking, such as statements that describe the Company's future plans, including words to the effect that the Company or Management expects a stated condition or result to occur. Since these statements address future events and conditions, they involve inherent risks and uncertainties. Actual results could differ materially from those anticipated, due to various factors, many of which are beyond the control of the Company.

2

CDG INVESTMENTS INC.

SUITE 500, 926 - 5TH AVENUE S.W.

CALGARY, ALBERTA, T2P 0N7

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the Shareholders:

TAKE NOTICE that an Annual General Meeting (the "Meeting") of the holders of the common shares (the "Shareholders") of CDG Investments Inc. (the "Corporation") will be held at the offices of the Corporation, Suite 500, 926-5th Avenue S.W., Calgary, Alberta, on Thursday, the 6th day of March, 2003, at 1:30 p.m. (Calgary time) for the following purposes, namely:

1.

to receive and consider the financial statements of the Corporation for the year ended September 30, 2002 and the auditors' report thereon;

2.

the election of the directors of the Corporation for the ensuing year;

3.

the appointment of auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration; and

4.

to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Every registered holder of common shares ("Shares") of the Corporation at the close of business on January 30, 2003 (the "Record Date") is entitled to receive notice of and to vote such Shares at the Meeting, except to the extent that such registered holder has transferred the ownership of any Shares after the Record Date and the transferee of such Shares produces properly endorsed share certificates or otherwise establishes that he or she owns the Shares and demands, not later than ten days before the Meeting, that they are entitled to vote such Shares at the Meeting.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular delivered along with this notice.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Shares will be voted at the Meeting are requested to complete, sign and deliver the enclosed Form of Proxy to the attention of the Corporation's Secretary, at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7 at least 48 hours (excluding Saturdays and holidays) before the Meeting or any adjournment(s) thereof.  Further instructions with respect to voting by proxy are provided in the Form of Proxy and in the Management Proxy Circular.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAIL TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER'S RISK.

DATED at Calgary, Alberta this 30th day of January, 2003.

BY ORDER OF THE BOARD OF DIRECTORS
"James Devonshire"
James Devonshire, President, Chairman and Chief Executive Officer

CDG INVESTMENTS INC.

SUITE 500, 926 - 5TH AVENUE S.W.

CALGARY, ALBERTA, T2P 0N7

MANAGEMENT PROXY CIRCULAR

INFORMATION REGARDING PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of CDG Investments Inc. (the "Corporation" or "CDG") for use at the Annual General Meeting of the holders of common shares ("Common Shares") of the Corporation (the "Shareholders") to be held at the offices of the Corporation at Suite 500, 926-5th Avenue S.W., Calgary, Alberta, on Thursday, March 6, 2003, commencing at 1:30 p.m. (Calgary time) (the "Meeting"), for the purposes set forth in the Notice of Annual General Meeting (the "Notice") accompanying this Management Proxy Circular.  Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation.  Costs associated with the solicitation of proxies will be borne by the Corporation.  Unless otherwise stated, information contained herein is given as of January 30, 2003.

Appointment of Proxyholders

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is January 30, 2003 (the "Record Date").  Only Shareholders whose names are entered in the Corporation's register of shareholders at the close of business on that date and holders of Common Shares issued by the Corporation after such date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of his or her Common Shares after such date and the transferee of those Common Shares establishes that he or she owns such Common Shares and demands, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Accompanying this Management Proxy Circular is an instrument of proxy for use at the Meeting.  Shareholders who are unable to attend the Meeting in person are required to date and sign the enclosed instrument of proxy and return it in the enclosed return envelope.  All properly executed instruments of proxy for Shareholders must be mailed so as to reach or be deposited with the Corporation's Secretary at Suite 500, 926-5th Avenue S.W., Calgary, Alberta T2P 0N7 (facsimile number 403-266-2606) not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The persons designated in the instrument of proxy are directors or officers of the Corporation.  A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the accompanying instrument of proxy, to attend at and represent the Shareholder at the Meeting.  To exercise this right, a Shareholder should insert the name of the designated representative in the blank space provided on the instrument of proxy and strike out the names of management's nominees or complete another appropriate form of proxy.

Signing of Proxy

The instrument of proxy must be signed by the Shareholder or the Shareholder's duly appointed attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer.  An instrument of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Revocability of Proxies

A Shareholder who has given an instrument of proxy may revoke it at any time prior to the exercise thereof.  In addition to any manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited with the Corporation's Secretary at the address referred to above at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the instrument of proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.  In addition, an instrument of proxy may be revoked: (i) by the Shareholder personally attending the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxyholders

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the instrument of proxy will be voted in accordance with such instructions.  The management designee named in the accompanying instrument of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing him or her on any ballot that may be called for at the Meeting.  In the absence of such direction, such Common Shares will be voted "FOR" the proposed resolutions at the Meetings.  The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the accompanying Notice and with respect to other matters that may properly be brought before the Meeting.  At the time of printing this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the accompanying Notice.  However, if any other matter properly comes before the Meeting, the accompanying Form of Proxy will be voted on such matter in accordance with the best judgement of the person(s) named as proxyholder therein.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares - General

Shareholders of record on the Record Date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.

On the Record Date, of the Corporation's authorized unlimited number of Common Shares, 28,154,081 Common Shares were issued and outstanding as fully paid and non-assessable.

Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting.  However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a)

in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited or "CDS").

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice, this Management Proxy Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Typically, Intermediaries will use a service company (such as ADP Investor Communications ("ADP")) to forward meeting materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive meeting materials will:

(c)

have received as part of the Meeting Materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form; voting instruction forms sent by ADP permit the completion of the voting instruction form by telephone or through the Internet at www.proxyvotecanada.com; or

(d)

less typically, be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with CDG Investments Inc., Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7, as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own.  Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Only registered Shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

Principal Holders of Common Shares

To the knowledge of the directors and senior officers of the Corporation, as of January 30, 2003 no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over more than ten percent of the votes attached to the shares of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The Financial Statements of the Corporation for the year ended September 30, 2002 and the Auditors' Report thereon accompanying this Management Proxy Circular will be placed before the Shareholders at the Meeting for their consideration.

Shareholders who wish to receive interim financial statements are encouraged to send the enclosed notice in the addressed envelope to the Corporation at Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7.

Election of Directors

The Corporation currently has four directors and it is intended that each person whose name appears hereunder shall be nominated at the Meeting for election as a director of the Corporation to serve until the next annual meeting of the Corporation.

In the event that prior to the Meeting, any vacancies occur on the slate of nominees submitted herewith, it is intended that discretionary authority will be granted to vote proxies solicited by or on behalf of management for the election of any other person or persons as directors.  Management is not currently aware that any such nominees would not be willing to serve as director if elected.

The following information concerning the proposed nominees has been furnished by each of them:

Name, Present Office Held and Municipality of Residence	Five Year History of Principal Occupations	Date Became a Director	Number of Common Shares Beneficially Owned and Controlled(4)
Calvin Fairburn Nominee Calgary, Alberta	Self-employed Professional Engineer. Over 45 years experience in the Petroleum and Natural Gas and Agriculture/ Farming Industries. Director of Buffalo Oil Company Limited from 1993-1998.	Current Nominee	10,200
David Sanders Nominee Ardrossan, Alberta

Investment Advisor, Director, Officer and Principal of Sanders Wealth Management Group Ltd. (formerly Sanders and Beckingham Securities Limited); Director of Floron Food Services Ltd., Steeplejack Industrial Group Inc. and Southesk Energy Ltd.

		Current Nominee	Nil
James Devonshire President, Chairman, Chief Executive Officer and Director Calgary, Alberta	Self-employed Chartered Accountant and Management Consultant. Director and President of Manson Creek Resources Ltd. and Northern Abitibi Mining Corp.; Chairman, CEO and Director of Tyler Resources Inc. Director and Secretary/Treasurer of Parton Capital Inc. and Director of Aloak Corp.	March 30, 1990	251,500
Gregory H. Smith(1) Chief Financial Officer and Director Calgary, Alberta	Chartered Accountant and partner with Smith Cageorge Perry, Chartered Accountants, Calgary. President of Alberta-Pacific Management Ltd., Director of Armistice Resources Ltd. and Tyler Resources Inc., Director and Chief Financial Officer of Aloak Corp., Secretary/Treasurer of Yorkland Group - management of private companies.	March 27, 1997	2,113,216
Robert G. Ingram(1) Director Edmonton, Alberta	Self-employed Chartered Accountant. Director and President of Southesk Energy Ltd., Director and President of Uncas Production Corporation and Director and President of First Yellowhead Equities Inc.	September 24, 1981	196,000

Notes:

(1)

Messrs. Cole (not standing for re-election), Ingram and Smith constitute the Audit Committee of the Corporation.  The Corporation does not have an Executive Committee.

(2)

Options or Warrants held by Directors and/or Nominees are summarized as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
James Devonshire	100,000 450,000	$0.25 $0.11	November 9, 2004 June 4, 2007
Gregory H. Smith	100,000 200,000 375,000	$0.25 $0.86 $0.11	November 9, 2004 March 5, 2003 June 4, 2007
Robert G. Ingram	100,000 300,000	$0.25 $0.11	November 9, 2004 June 4, 2007

(3)

Mr. Devonshire holds a convertible debenture in the amount of $37,500, Mr. Ingram holds a convertible debenture in the amount of $37,500, Mr. Sanders holds a convertible debenture in the amount of $37,500 and Messrs.  Ingram and Sanders have control or direction over a corporation which holds a convertible debenture in the amount of $100,000.  See "Interests of Insiders in Material Transactions".

(4)

The information as to the number of Common Shares beneficially owned, not being within the knowledge of CDG, has been furnished by the respective nominees.

APPOINTMENT OF AUDITORS

Management's designees, if named as proxyholder, intend to vote for the reappointment of Grant Thornton LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation, to hold office until the close of the next annual meeting, and further intend to vote that the fixing of the remuneration be a matter left to the directors of the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

Aggregate Compensation

During the financial year ended September 30, 2002, there were three Executive Officers of the Corporation who received, in the aggregate, cash remuneration of $22,300.  Such compensation was paid to their controlled corporations in consideration for consulting services provided and billed on an hourly or per diem basis.   For this purpose, "Executive Officers" means the President, Vice-President and Chief Financial Officer.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Corporation's President and Chairman  (the "Named Executive Officer"), who received remuneration, determined on the basis of base salary and bonuses, during the financial years ended September 30.

		Annual Compensation			Long-term Compensation
Name and Principal Position	Year Ended Sept. 30	Salary(1) ($)	Bonus ($)	Other (2) Annual Compensation ($)	Securities Under Options/ Granted (#)	Restricted Shares/Units Awarded (#)	LTIP Payouts ($)	All Other Compensation ($)

James Devonshire Chairman/President CDG Investments Inc. Waddy Lake(3) Resources Inc.	2002 2001 2000 2002 2001 2000	19,900 15,200 18,100 Nil 4,400 9,600	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	450,000 Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil

Notes:

(1)

All amounts appearing hereunder represent the annual total of hourly billings from the individual's controlled corporation.

(2)

Perquisites and other personal benefits received in 2000, 2001 and 2002 did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers.

(3)

Waddy Lake Resources Inc. is a wholly-owned subsidiary of the Corporation.

Long-Term Incentive Plan Awards Table

The Corporation has no long-term incentive plans.

Options/SARs Granted During the Most Recently Completed Financial Year

The following table sets forth the stock options or stock appreciation rights granted to the Named Executive Officer for the financial year ended September 30, 2002:

	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on the Date of Grant ($/Security)	Expiration Date
James Devonshire	450,000	27%	$0.11	$0.11	June 4, 2007

Aggregated Option/SAR Exercises During the Year Ended September 30, 2002 and Financial Year-End Option/SAR Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at September 30, 2002 and options exercised by the Named Executive Officer during the financial year ended September 30, 2002:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs as at September 30, 2002 (#)		Value of Unexercised In-the-Money Options/SARs as at September 30, 2002 ($)
			Exercisable	Unexercisable	Exercisable(1)	Unexercisable

James Devonshire	Nil	Nil	550,000	Nil	Nil	Nil

Note:

(1)

Calculated as the difference in the market value of the securities underlying the options at September 30, 2002 and the exercise price.

Table of Option and SAR's Repricings/Cancellations

No stock options or stock appreciation rights granted to the Named Executive Officer for the financial year ended September 30, 2002 have been cancelled or repriced.

Report on Executive Compensation

The Corporation does not have a compensation committee.  The board of directors, as a whole, is responsible for approving all compensation paid by the Corporation to its directors and senior officers. Mr. Devonshire is a member of the Board of Directors of Waddy Lake Resources Inc. , a wholly-owned subsidiary of the Corporation.   Mr. Devonshire did not vote with respect to compensation matters affecting him.

The Corporation compensates its executive officers primarily on the basis of the amount of time and effort they devote to the Corporation's affairs.  Factors such as the Corporation's financial position and the price of its Common Shares are also taken into account.  The objectives of the policy are to provide a level of cash compensation equivalent or below rates charged by individuals of comparable technical experience and to create longer term incentives through option grants.

The consulting services of Executive Officers are remunerated at  rates ranging from $400 to $840 per diem payable to the Executive Officers or corporations controlled by the Executive Officers for time devoted by them to the Corporation's business.  In order to create a significant relationship between corporate performance and executive compensation, options are granted based on the Executive Officer's level of responsibility within the Corporation and the exercise price of options granted in the past.

The compensation levels for the Named Executive Officer are determined in the same manner as for other Executive Officers.

REPORT SUBMITTED BY THE BOARD OF DIRECTORS:

Gregory Smith
James Devonshire
C.W. (Peter) Cole
Robert G. Ingram

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There are no employment contracts between the Corporation and any Executive Officer.  Other than as disclosed herein, there are no compensatory plans or arrangements with any Executive Officer (including payments to be received from the Corporation or any subsidiary), which result or will result from the resignation, retirement or any other termination of employment of such Executive Officer or from a change of control of the Corporation or any subsidiary thereof or any change in such Executive Officer's responsibilities following a change in control.

COMPENSATION OF DIRECTORS

The Corporation pays external directors $300 for each meeting attended during the year by telephone and $500 for each meeting attended in person during the year.  Further, each director who is not otherwise a full time employee of the Corporation is eligible to receive stock options of the Corporation.

MANAGEMENT AND CONSULTING CONTRACTS

Directors and senior officers of the Corporation perform substantially all management functions.  The directors and/or senior officers of the Corporation do not receive any remuneration in their capacity as directors and/or senior officers except as described above under the heading "Compensation of Directors".  Remuneration for the services of James Devonshire (President, Chairman, and Chief Executive Officer) and Jean Pierre Jutras (Vice-President), is paid to their respective controlled companies, Kingslea Financial Corp. and 635280 Alberta Ltd.  Mr. Devonshire is paid $105 per hour and Mr. Jutras is paid $400 on a per diem basis.  The Corporation has entered into a consulting contract with Mr. Devonshire that entitles Mr. Devonshire to three months compensation based on remuneration for the three months preceding termination in the event that the consulting contract is terminated without providing requisite notice.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

None of the directors and officers of CDG, any proposed management nominee for election as a director of CDG or any associate of any director, officer or proposed management nominee is or has been indebted to CDG at any time during the last completed financial year.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

No director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation nor any associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted on, other than the election of directors or the appointment of auditors as set out in this Management Proxy Circular.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the 2002 financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation other than as disclosed herein.

As discussed under the heading "Election of Directors", Mr. Devonshire holds a convertible debenture of CDG in the amount of $37,500, Mr. Ingram holds a convertible debenture of CDG in the amount of $37,500, Mr. Sanders holds a convertible debenture of CDG in the amount of $37,500 and Messrs. Ingram and Sanders have control or direction over a Corporation which holds a convertible debenture of CDG in the amount of $100,000.  The debentures bear interest at six percent (6%) per annum, are secured by the assets of the Corporation and are due three years from the date of issue, being December 16, 2002.

Pursuant to the terms of the convertible debentures, the debenture holders have the option to convert some or all of the outstanding debentures into units at a price of $0.10 per unit for the first two years from the date of issue and at a price of $0.11 per unit for the third year from the date of issue.  Each unit shall consist of a common share and a share purchase warrant affording the holder the option to convert the share purchase warrants into Common Shares at a price of $0.10 per Common Share if exercised in the first year from the date of issue of the debenture; $0.11 per Common Share if exercised in the second year from the date of issue of the debenture; $0.12 per Common Share for the third year from the date of issue of the debenture; $0.13 per Common Share for the fourth year from the date of issue of the debenture; and $0.14 per Common Share for the fifth year from the date of issue of the debenture.  The share purchase warrants forming a part of the units expire 2 years from the date of conversion of the debenture.

DIRECTORS' APPROVAL

The contents and sending of this Management Proxy Circular have been approved by the directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated the 30th day of January, 2003.

"James Devonshire"

"Gregory Smith"

JAMES DEVONSHIRE

GREGORY SMITH

CHIEF EXECUTIVE OFFICER

CHIEF FINANCIAL OFFICER

CDG INVESTMENTS INC.

SUITE 500, 926 - 5TH AVENUE S.W

CALGARY, ALBERTA, T2P 0N7

FORM OF PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF CDG INVESTMENTS INC. (THE "CORPORATION") for use at the Annual General Meeting (the "Meeting") of the holders of common shares of the Corporation (the "Shareholders") to be held at 1:30 p.m. (Calgary time) on Thursday, the 6th day of March, 2003, at the offices of the Corporation at Suite 500, 926-5th Avenue S.W., Calgary, Alberta.

The undersigned Shareholder hereby appoints JAMES DEVONSHIRE, President, Chairman and Chief Executive Officer of the Corporation, or failing him, BARBARA O'NEILL, Secretary of the Corporation, or instead of either of them,

 and

, as proxyholder and alternate proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Meeting and at any adjournment(s) thereof and on every ballot that may take place in connection therewith.  Without limiting the general power conferred, the undersigned hereby directs the said proxyholder and alternate proxyholder to vote the shares represented by this proxy in the manner as indicated below:

1.

TO VOTE FOR" or WITHHOLD FROM VOTING FOR" a resolution appointing as directors of the Corporation, the nominees for election as directors as proposed in the Management Proxy Circular dated January 30, 2003.

2.

TO VOTE FOR" or WITHHOLD FROM VOTING FOR" a resolution re-appointing Grant Thornton LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix the auditors' remuneration.

3.

With respect to the transaction of such other business as may properly come before the Meeting as the proxyholder or alternate proxyholder, in his sole discretion, may see fit.

The undersigned hereby revokes any proxies heretofore given.

In addition to any other manner permitted by law, a Shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it by completing another proxy bearing a later date or by signing in person, or by attorney authorized in writing, a written revocation and depositing same with the Corporation's Secretary at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7, at any time up to and including the close of business on the business day immediately preceding the day of the Meeting or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment(s) thereof.

Each Shareholder has the right to appoint a person or persons, who need not be a Shareholder, other than the persons designated above, to attend as proxyholder or as alternate proxyholder and to act for him and on his behalf at the Meeting.  To exercise such right, the name of the Shareholder's nominee(s) should be legibly printed in the blank spaces provided or another proxy in proper form should be completed.

DATED this        day of                     , 2003.

(Signature of Shareholder)

(Name of Shareholder - please print)

Notes:

1.

IF THE SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO ANY OF THE ITEMS ABOVE BY MAKING AN "X" IN THE SPACE PROVIDED FOR THAT  PURPOSE THE SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THAT CHOICE.  IF NO CHOICE IS SPECIFIED, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.  IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OTHER THAN THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT THERETO.

2.

If the appointer is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

3.

This proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.   If the proxy is not dated in the above space, it is deemed to bear the date on which it is mailed or delivered to the person making the solicitation.

4.

Persons signing as executors, administrators, trustees, etc., should so indicate.

5.

This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporation's Secretary at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7, at least 48 hours (excluding Saturdays and holidays) before the day of the Meeting, or any adjournment(s) thereof.

YOUR NAME AND ADDRESS AS LISTED ON THE ENVELOPE ARE SHOWN AS REGISTERED - PLEASE NOTIFY THE CORPORATION OF ANY CHANGE IN YOUR ADDRESS.

CDG INVESTMENTS INC.

2002 Letter to Shareholders

The Corporation's portfolio of investments in companies active in mineral exploration, covers both a broad North American geographic range, and a variety of minerals including copper, diamonds, base metals and a large exposure to gold.

Golden Band Resources Inc.

During the year, CDG sold its Saskatchewan gold exploration properties to Golden Band Resources Inc. for 11,569,202 shares of Golden Band and 2,892,202 warrants to purchase Golden Band shares at prices ranging from $.10-$.30 over a three year period. This gives CDG an ownership position of approximately 31% of Golden Band on a fully diluted basis. This transaction was in conjunction with Golden Band's acquisition of a large package of gold exploration properties in the LaRonge Gold Belt from CAMECO Corporation and others. These acquisitions, together with a more robust gold price, afford Golden Band the opportunity of pursuing development and exploration work in an area where significant resources have been previously delineated, but now have potentially more economic significance on a combined basis.

CDG is also in the process of concluding a transaction wherein the Jolu Mill will be sold to a company controlled by Golden Band. CDG will retain both an interest in the company and a royalty based on future tonnage milled.

Manson Creek Resources Ltd.

During 2002, Manson conducted a drill program on its Yukon properties. While the results were encouraging from a technical standpoint, continuation of the project is beyond Manson's financial resources at this time and a larger industry partner is being sought. Manson is actively investigating new gold exploration projects.

Northern Abitibi Mining Corp.

An airborne geophysical survey and additional sampling and mapping were conducted on the Keni diamond exploration property in the Coronation Gulf. The program identified 12 drill targets; however, market conditions are not conducive to financing further activities at this time.

Falconbridge has elected to continue with its option on the South Voisey Bay property.

Should encouraging results come from more advanced Quebec diamond exploration, and financing conditions improve, Northern Abitibi will continue its grass roots diamond exploration.

CDG has one remaining exploration property interest of significance in Mexico where Tyler Resources Inc., CDG's joint venture partner, is attempting to raise the funding necessary to conduct a drill program on the Bahuerachi property. Should they be successful, CDG will attempt to negotiate a sale of its property interest to Tyler.

Respectfully submitted on

behalf of the Board of Directors

James Devonshire

President